Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-257344 on Form F-10 and to the use of our report dated August 24, 2022 relating to the financial statements of New Pacific Metals Corp. appearing in this Annual Report on Form 40-F for the year ended June 30, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
September 28, 2022